SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended February, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

28 February, 2012

BP AGREES TO SELL KANSAS GAS PRODUCTION
AND PROCESSING ASSETS

HOUSTON - BP (NYSE: BP) announced today that it has agreed to sell its interests in the Hugoton, Kansas, Jayhawk gas processing plant and associated producing gas fields in Kansas to an affiliate of LINN Energy, LLC (NASDAQ: LINE).

Under the agreement, LINN Energy has agreed to pay BP $1.2bn in cash. Completion of the agreement is subject to closing conditions including the receipt of all necessary governmental and regulatory approvals. The sale is currently expected to complete on 30 March, 2012.

The agreement includes the sale of all of BP's working interest in about 2,400 wells in the Hugoton natural gas field, as well as the Hugoton Jayhawk gas processing plant, which has a processing capacity of about 450 million standard cubic feet of gas per day (mmscf/d). The majority of BP's current net natural gas production of about 110 million cubic feet of gas equivalent in the area is processed through the plant.

BP group chief executive Bob Dudley said: "We are reshaping BP's business around the world, focusing on our strengths and future growth opportunities. The sale of these mature assets will allow us to concentrate our efforts on our strong core positions in the U.S. and globally."

In 2011, BP produced over 1,800 mmscf/d natural gas in the US. BP's North America Gas business has a high quality portfolio of assets with a presence in 6 of the top 13 gas basins in the US Lower 48.

BP's operations center in Ulysses, Kansas is staffed by 120 employees. Most are expected to receive offers with LINN.

BP's growing presence in the wind business in Kansas will be unaffected by the sale.

Further information:

BP press office, Houston: + 1 281-366-4463, uspress@bp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 28 February, 2012

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary